United States securities and exchange commission logo





                            December 31, 2020

       Charles Jones
       Managing Member and Chief Executive Officer
       Opening Night Enterprises, LLC
       80 W. Sierra Madre Blvd, Suite 141
       Sierra Madre, CA 91024

                                                        Re: Opening Night
Enterprises, LLC
                                                            Post-Qualification
Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 11,
2020
                                                            File No. 024-10712

       Dear Mr. Jones:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment to Form 1-A

       General

   1. We note your response to our prior comment 1, and note your statement in your response letter that you have
redacted information from certain exhibits in accordance with Item
                                                        601(b)(10)(iv) of
Regulation S-K. However, such provision does not apply to exhibits filed with a Form 1-A.
If you retain the redactions in such exhibits, you may submit a confidential treatment
application under Rule 406. See Rule 251(e). For guidance, refer to
                                                        CF Disclosure Guidance:
Topic No. 7, available
                                                        at
https://www.sec.gov/corpfin/confidential-treatment-applications. If you submit a confidential treatment
application under Rule 406, we will review and provide comments on such application
separately from comments on this Form 1-A. Note that issues related to our review of a
confidential treatment application must be resolved before we can qualify the related
offering statement.
 Charles Jones
Opening Night Enterprises, LLC
December 31, 2020
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584
with any questions.



                                                             Sincerely,
FirstName LastNameCharles Jones
                                                             Division of
Corporation Finance
Comapany NameOpening Night Enterprises, LLC
                                                             Office of Trade &
Services
December 31, 2020 Page 2
cc:       Ryan J. Lewis, Esq.
FirstName LastName